Exhibit 99.1

ENTRÉE GOLD EXTENDS ANN MASON DEPOSIT 100 METRES WEST

Vancouver, B.C., July 30, 2012 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") has received assay results from three additional holes drilled on the Ann Mason Deposit in Nevada.  Hole EG-AM-12-030, one of the westernmost holes Entrée has drilled to date, returned 760 metres of 0.29% copper (“Cu”) or 0.32% copper equivalent (“CuEq”), including 272 metres of 0.38% Cu (0.40% CuEq).  These drill results extend the Ann Mason Deposit 100 metres west and were not included in the March 2012 resource estimate (news release March 27, 2012).  The latest results will be included in the upcoming Preliminary Economic Assessment (“PEA”) scheduled for completion later this year.

Significant intercepts are shown in Table 1 below; drill hole locations are shown on www.entreegold.com.

Greg Crowe, President and CEO of Entrée remarked, “These additional drill holes have expanded the limits of the Ann Mason Deposit, which remains open in several directions.  The results from the additional holes and from our historical core re-sampling and assaying program will form the basis for an updated Ann Mason resource estimate, which we plan to incorporate into the PEA along with the first resource estimate for Blue Hill.  At the same time, results from additional metallurgical testing have been extremely encouraging, demonstrating around 92% copper recovery into a high quality, clean concentrate.  Increased molybdenum values in hole 028 and other nearby holes suggest a possible higher-grade molybdenum zone in this area and therefore molybdenum by-product will also be an important consideration in our upcoming economic studies.”

Table 1. Significant intercepts from drill holes EG-AM-12-028 to 030

Hole	From (m)	To (m)	Width (m)	Cu %	Au g/t	Ag g/t	Mo %	CuEq* %
EG-AM-12-028	308	1100	792	0.23	0.03	0.50	0.016	0.31
including	308	570	262	0.28	0.02	0.32	0.009	0.32
including	902	1022	120	0.33	0.05	1.00	0.033	0.50
EG-AM-12-029	192	1072	880	0.24	0.02	0.28	0.002	0.26
including	608	780	172	0.36	0.03	0.51	0.001	0.39
EG-AM-12-030	256	1016	760	0.29	0.02	0.58	0.004	0.32
including	600	872	272	0.38	0.02	0.67	0.003	0.40

* CuEq is calculated using assumed metal prices of: copper US$2.50/lb; molybdenum US$15.00/lb; gold US$1000/oz; and silver US$15.00/oz and assumed metallurgical recoveries relative to copper of: molybdenum 70%; gold 85%; and silver 85%.

Discussion of Results

Hole EG-AM-12-028 is located on the north central margin of the deposit, 280 metres east-southeast of EG-AM-12-025.  It confirms the presence of copper and molybdenum mineralization in a sparsely drilled area between holes EG-AM-11-008, -011 and -014.  Holes EG-AM-12-029 and -030 are located on the western limit of the deposit, 670 metres west-southwest of EG-AM-11-028.  They are spaced 170 metres apart and were drilled on a line, 100 metres west of hole EG-AM-11-015 – previously the westernmost hole drilled by Entrée on the deposit.

EG-AM-11-028 returned higher molybdenum (“Mo”) values than most other Ann Mason holes, and at 0.016% Mo over 792 metres (along with 0.23% Cu), is higher than the indicated resource average for the deposit of 0.007% Mo (see news release dated March 27, 2012).  Along with hole EG-AM-011 (0.28% Cu and 0.012% Mo over 814 metres), located about 170 metres to the southwest, hole EG-AM-028 extends copper and molybdenum mineralization more than 200 metres below the previously defined limit of mineralization.

Holes EG-AM-12-029 and -030 confirm the continuity of copper and molybdenum mineralization an additional 100 metres to the west of EG-AM-11-015.  Mineralized intervals in this area were encountered 100 metres closer to surface than anticipated.

Metallurgical Studies

Metallurgical testing of two additional, chalcopyrite-pyrite sulphide core composite samples, averaging 0.20% and 0.28% Cu, respectively, has been completed at METCON Research (“Metcon”) in Tucson, Arizona.  Locked cycle flotation testing on a 105 micron grind size showed 92% Cu recovery on both samples into a 21-25% copper concentrate. These recent studies are in addition to the previous Ann Mason sulphide flotation study on two composite samples with head grades of 0.46% Cu and 0.37% Cu (news release March 1, 2012).  These samples returned copper recoveries of over 93% in locked cycle flotation testing and yielded copper concentrate grades of approximately 27% and 36%, respectively.

Two additional rougher flotation variability tests were also completed at Metcon, one on the low-grade chalcopyrite-pyrite concentrate, at a coarser grind size of 146 microns and the other on the mid-grade chalcopyrite-pyrite concentrate at a grind size of 126 microns.  These tests were done to compare recoveries with the finer (105 micron) grind.  The low-grade (0.20% Cu) concentrate at 146 microns showed a 6% drop in recovery, while the effect of using a coarser grind (126 microns) on the mid-grade concentrate was minimal (approximately 1% drop in recovery).  Similarly, the previously reported higher grade composites at 0.46% Cu and 0.37% Cu showed very minimal (about 1%) drops in copper recovery in the rougher flotation tests  with increased grind size (105 microns versus 149 microns).

Ann Mason metallurgical recoveries are extremely encouraging and produce a high quality copper concentrate with no deleterious elements.  These additional results should drive further mill optimization in the PEA. A limited number of rougher flotation tests at varying grind sizes have indicated that there is a potential opportunity to coarsen the primary grind and reduce capital and operating costs with a minimal reduction in copper recovery.

Historical Core Re-Sampling Program

Starting in December 2011, Entrée initiated a program to sample and re-assay historical core, quartering the remaining half-core from 25 Anaconda holes drilled between 1957 and 1980.  In addition, 19 holes that were partially re-assayed by PacMag Metals Limited in 2006 were further re-sampled by Entrée to ensure all available core was included.  A total of 6,333 additional core samples have been collected and re-assayed.  The purpose of the program was to confirm the historical copper assays and assays for molybdenum, gold and silver, which were not historically analysed.  Results from the re-assaying program will be used to update the resource model, which is a critical component for the PEA.  As a result of this program, 75% of the assays in the Ann Mason database have been analysed by either Entrée or PacMag using modern assay methods supported by a thorough QAQC program.

QUALITY ASSURANCE AND CONTROL

Split core samples, including the historical core re-assays, were prepared and analyzed at Skyline Assayers and Laboratories in Tucson, Arizona.  Prepared standards, blanks and duplicates are inserted at the project site to monitor the quality control of the assay data.  Drill intersections described in this news release are based on core lengths and may not reflect the true width of mineralization.

QUALIFIED PERSON

Robert Cinits, P.Geo., Director, Technical Services with Entrée Gold Inc. and a Qualified Person as defined by NI 43-101 approved this news release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining complex in Mongolia, Entrée Gold has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the world’s premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.  Phase 1 is on the verge of production, and Entrée Gold could see first development production from the joint venture ground as early as 2015.

In addition to being on the path to production in Mongolia, Entrée Gold has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts a sizeable copper and molybdenum porphyry deposit within an emerging copper camp.  Entrée Gold is preparing a PEA for the Ann Mason Deposit to assess the economic viability of this asset.

Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively.  Rio Tinto, through its majority ownership of Ivanhoe Mines, beneficially owns 23.6% of Entrée’s issued and outstanding shares.

FURTHER INFORMATION

Mona Forster
Executive Vice President
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mforster@entreegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to plans to prepare a resource estimate for Blue Hill, an updated resource estimate for Ann Mason and a Preliminary Economic Assessment on the Ann Mason Project, the possibility of a higher grade molybdenum zone, development plans and potential capital and operating costs for Ann Mason, plans for future exploration programs and budgets, the timing of first development production from the joint venture property, anticipated business activities and corporate strategies.  In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While Entrée has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, that the size, grade and continuity of mineralization have been interpreted correctly from exploration results, that the results of preliminary test work are indicative of what the results of future test work will be, that the prices of copper, gold and molybdenum and foreign exchange rates will remain relatively stable, the effects of general economic conditions, future actions by Rio Tinto, OTLLC and government authorities including the Government of Mongolia, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; recent global financial conditions; actual results of current exploration activities; conclusions of economic evaluations; changes in project parametres as plans continue to be refined; future prices of copper, gold and molybdenum; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing, as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2011, dated March 29, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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